September 10, 2018

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].”

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Attention:	John Reynolds Irene Barberena-Meissner Kevin Dougherty Ethan Horowitz Wei Lu

Re:	Sutro Biopharma, Inc. Registration Statement on Form S-1 Filed August 29, 2018 File No. 333-227103

Ladies and Gentlemen:

On behalf of Sutro Biopharma, Inc. (the “Company”), and in connection with the submission of a letter dated July 10, 2018, in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 29, 2018 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), we submit this supplemental letter to further address comment 6 of the Comment Letter concerning valuation considerations related to the Company’s recent equity awards. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY SUTRO BIOPHARMA, INC.

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Securities and Exchange Commission

Division of Corporation Finance

September 10, 2018

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus (the “Preliminary Prospectus”) for the proposed initial public offering (the “IPO”) that will be between approximately $[*] and $[*] per share after effecting a proposed approximate [*]-to-1 reverse stock split (the “Price Range”). The Company plans to effect the reverse stock split in connection with its IPO pursuant to a future amendment of the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware before filing the Preliminary Prospectus with the Commission (the “Stock Split”). The share numbers and stock prices set forth in this letter reflect the Stock Split and are all post-split. The Price Range has been determined based, in part, upon current market conditions, recent public offerings of other comparable companies and input received from the lead underwriters of the proposed offering, including discussions that took place on September 4, 2018 between senior management of the Company, the Board of Directors of the Company (the “Board”) and representatives of Cowen and Company, LLC and Piper Jaffray & Co., the lead underwriters.

Prior to September 4, 2018, the Company had not held formal discussions with the underwriters regarding a price range for the IPO. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering as of the date of that discussion with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company expects to include a bona fide price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as [*]. Such price range could differ from the Price Range based on then-current market conditions, continuing discussions with the lead underwriters and further business developments impacting the Company.

We supplementally advise the Staff that, as described on pages 96-97 of the Registration Statement, for all periods prior to the IPO, the fair values of the shares of common stock underlying the Company’s share-based awards were estimated on each grant date by the Board. In order to determine the fair value of the Company’s common stock underlying option grants, the Board considered, among other things, timely valuations of the Company’s common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for the Company’s common stock, the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock, including important developments in the Company’s operations, its stage of development, valuations performed by an independent third party valuation firm, sales of the Company’s redeemable convertible preferred stock, actual operating results and financial performance, the conditions in the biotechnology industry and the economy in general, the stock price performance and volatility of comparable public companies, the lack of liquidity of the Company’s common stock, and the likelihood of achieving a liquidity event, such as an initial public offering or sale.

The following table summarizes the grant of options by the Company since January 1, 2017.

CONFIDENTIAL TREATMENT REQUESTED BY SUTRO BIOPHARMA, INC.

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Securities and Exchange Commission

Division of Corporation Finance

September 10, 2018

Award Date	Shares Underlying	Valuation Report Date	Exercise Price of Option	Fair Value of Common Stock for Accounting Purposes
February 6, 2017	[*]	September 30, 2016	$[*]	$[*]
May 11, 2017	[*]	September 30, 2016	$[*]	$[*]
September 19, 2017	[*]	September 30, 2017	$[*]	$[*]
December 13, 2017	[*]	September 30, 2017	$[*]	$[*]
February 15, 2018	[*]	September 30, 2017	$[*]	$[*]

The Company used the following valuation and allocation methods for each of the valuation reports:

	September 30, 2016	September 30, 2017
Equity value determination	Market Adjusted Approach	Life Science Expected Compound Method
Allocation method	OPM	OPM
Estimated Fair Value of common stock	$[*]	$[*]

The September 30, 2016 valuation was prepared on a minority, non-marketable interest basis using the enterprise value determined as of the September 30, 2014 valuation analysis (derived from an Option Pricing Method, or OPM, backsolve performed on the Series D-2 redeemable convertible preferred stock issuance that occurred in September 2014) as a starting point, which was then adjusted for market-related trends and Company-specific changes since the Series D-2 redeemable convertible preferred stock issuance.

The September 30, 2017 valuation was prepared on a minority, non-marketable interest basis with the enterprise value determined by using a value per compound at the 20th percentile based on a study of 13 guideline public companies and multiplied such value per compound by the expected number of compounds to estimate the enterprise value. Such estimated enterprise value was adjusted for the cash available and debt balance at September 30, 2017 to derive the equity value.

Both the September 30, 2016 and September 30, 2017 valuations used the OPM given the very wide range of possible future exit events, and given that forecasting specific probabilities at either date would render potential values associated with any future events to be highly speculative and imprecise. The Probability Weighted Expected Return Method, or PWERM, was considered but ultimately was not used due to the uncertainty surrounding future potential liquidity events.

After the aggregate enterprise value was determined and allocated to the various classes of stock, a Discount for Lack of Marketability, or DLOM, was applied to the estimated fair value of the Company’s common stock. DLOM is applied based on the premise that a private company valuation analysis relies on data from publicly traded companies, which are marketable and the common stock of a private company is not.

CONFIDENTIAL TREATMENT REQUESTED BY SUTRO BIOPHARMA, INC.

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Securities and Exchange Commission

Division of Corporation Finance

September 10, 2018

For the September 30, 2016 valuation, the OPM included a term of 2.5 years, volatility of 64% and risk-free rate of 0.83%. The term of the option of 2.5 years was estimated as the average expected holding period of the investors in the security based on management estimates. Volatility was calculated by analyzing the implied volatilities of publicly traded companies with operations similar to the Company. The guideline company equity volatility indications were adjusted based on each company’s capital structure to arrive at an asset volatility. A selected asset volatility for the Company was estimated and then adjusted based on the Company’s capital structure to arrive at the applicable equity volatility for the Company. The risk-free rate of 0.83% was based on the yield of U.S. Treasury notes, matching the expected term with time to maturity. The final step in calculating the value of the Company’s common stock was to apply a per share DLOM of 35.0%, which reflects the lower value placed on securities that are not freely transferable, as compared to those that trade frequently in an established market.

For the September 30, 2017 valuation, the OPM included a term of 2.5 years, volatility of 64% and risk-free rate of 1.55%. The term of the option of 2.5 years was estimated as the average expected holding period of the investors in the security based on management estimates. The volatility was the expected volatility of the business enterprise, typically defined through analysis of guideline public company equity market data. The risk-free rate of 1.55% was based on the yield of U.S. Treasury notes, matching the expected term with time to maturity. The final step in calculating the value of the Company’s common stock was to apply a per share DLOM of 35.0%, which reflects the lower value placed on securities that are not freely transferable, as compared to those that trade frequently in an established market.

The Board used the valuation report as of September 30, 2016 to determine the fair value of common stock as of February 4, 2017 and May 11, 2017. During the period from September 30, 2016 to May 11, 2017, there were no significant corporate events, developments or additional equity financings that occurred. Given the lack of clarity around a future liquidity event, and the lack of significant program progression or additional funding received, in the judgment of the Board, there were no internal or external developments that would indicate that the fair value of the Company’s common stock would have increased from the fair value at September 30, 2016 of $[*] per share for the grants in February 2017 and May 2017.

In August 2017, the Company entered an Amended and Restated Collaboration and License Agreement with Celgene (the “2017 Celgene Agreement”) to refocus its prior agreement with Celgene on four programs that are advancing throughout preclinical development. Upon signing of the 2017 Celgene Agreement, the Company received a payment of $12.5 million in August 2017. Per the terms of the 2017 Celgene Agreement, the Company is entitled to earn development and regulatory contingent payments for each of the four programs under the collaboration, and royalties on sales of any commercial products that may result from the 2017 Celgene Agreement.

As discussed above, the Company obtained a third-party valuation report as of September 30, 2017 which indicated the fair value of the Company’s common stock as of that date was $[*] per share. The Board had approved option grants on September 19, 2017 with an exercise price of $[*] per share. The Board believed it was reasonable to estimate the common stock fair value at September 19, 2017 based on the valuation report as of September 30, 2016 as that report was the most current one they had at the time of grant. As the 2017 Celgene Agreement could potentially be deemed to be a factor that would change the estimated enterprise value of the Company and such event occurred in August 2017, which was before the September 19, 2017 option grant date, the Company reassessed the fair value of its common stock at September 19, 2017 for financial reporting purposes.

CONFIDENTIAL TREATMENT REQUESTED BY SUTRO BIOPHARMA, INC.

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Securities and Exchange Commission

Division of Corporation Finance

September 10, 2018

Given that the next valuation report obtained was dated as of September 30, 2017, which was less than two weeks after the option grant date in September 2017, the Company evaluated the impact on its stock-based compensation expense of using a fair value of $[*] per share rather than the exercise price value of $[*]. The Company calculated what the additional expense would be if it used a fair value of $[*] per share for the September 19, 2017 grants. Assuming the difference in fair value of common stock of $[*] per share ($[*] - $[*] = $[*]) is equal to the increase in the fair value under a Black-Scholes option pricing model, total stock-based compensation expense is understated by approximately $[*]. Given that the options vest over a four-year period, the impact on 2017 and future periods was concluded to not be material to the overall financial results and to the overall financial statements of the Company. As such, the Company elected to not adjust its stock-based compensation for the September 19, 2017 option grants.

The Board used the valuation report as of September 30, 2017 to determine the fair value of common stock as of December 13, 2017 and February 15, 2018. During the period from September 30, 2017 to February 15, 2018, there were no significant corporate events, developments or additional equity financings that occurred. Given the lack of clarity around a future liquidity event, and the lack of significant program progression or additional funding received, in the judgment of the Board, there were no internal or external developments that would indicate that the fair value of the Company’s common stock would have increased from September 30, 2017 for the grants in December 2017 and February 2018.

The Company has not granted any options since February 2018. The Company expects to grant additional options as well as restricted stock units effective upon the pricing of the IPO with an exercise price equal to the price at which the shares are sold to the public in the IPO.

The Company respectfully submits that there is only a [*]% difference between the fair value per share as of February 15, 2018 and the midpoint of the Price Range. Furthermore, if the lack of marketability discount is removed, the fair value per share as of February 15, 2018 would be $[*], or [*]% above the midpoint of the Price Range.

The Company submits that the primary reason for the difference between the fair value per share used for the stock options granted in February 2018 and the midpoint of the Price Range are:

•

Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Price Range, which assume a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations determined by the Board as described above in connection with the description of methodologies used.

•

The Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created and, therefore, excludes any marketability or liquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s historical determinations of fair value.

•	The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the determination of the Price Range.

CONFIDENTIAL TREATMENT REQUESTED BY SUTRO BIOPHARMA, INC.

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Securities and Exchange Commission

Division of Corporation Finance

September 10, 2018

•

The expected proceeds of a successful IPO would substantially increase the Company’s cash balances. In addition, the completion of an IPO would potentially provide the Company with readier access to the public equity markets.

The Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

As such, taking into account all of the above, the Company submits that it believes that its determination of the fair value of the Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants.

CONFIDENTIAL TREATMENT REQUESTED BY SUTRO BIOPHARMA, INC.

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Securities and Exchange Commission

Division of Corporation Finance

September 10, 2018

*********

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, Amanda Rose at (206) 389-4553.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman Partner

cc:

William J. Newell, Chief Executive Officer

Edward Albini, Chief Financial Officer

Sutro Biopharma, Inc.

Amanda L. Rose

Fenwick & West LLP

David Peinsipp

Charles S. Kim

Andrew S. Williamson

Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY SUTRO BIOPHARMA, INC.

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